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                                                                    EXHIBIT 99.1

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report Of Foreign Private Issuer of Satelites Mexicanos, S.A. de C.V. (the "Company") on Form 6-K for the month of August 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lauro Gonzalez Moreno, Chief Executive Officer of the Company, certify, that to the best of my knowledge, pursuant to 18 U.S.C.sec.1350, as adopted pursuant to sec.906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

LAURO GONZALEZ MORENO
------------------------------------------------
Lauro Gonzalez Moreno
Chief Executive Officer

August 9, 2002